NEWS RELEASE

ORLA MINING FILES UPDATED FEASIBILITY STUDY TECHNICAL REPORT ON CAMINO ROJO OXIDE PROJECT

VANCOUVER, BC – February 9, 2021 - **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to announce that the Company has filed a technical report, prepared in accordance with the disclosure standards under National Instrument 43-101 ("NI 43-101") for its Camino Rojo Oxide Gold Project (the "Project") located in Zacatecas, Mexico. Orla previously announced the results for the Updated Feasibility Study (see *News Release dated January 11, 2021*), which highlighted an estimated Project after-tax net present value ("NPV") (5% discount rate) of $452 million with an after-tax internal rate of return ("IRR") of 62% at a gold price of $1,600 per ounce. A summary of the key highlights and results contained in the technical report is presented below. The detailed technical report is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and at www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com.

Key Updated Feasibility Study Highlights:

	Units	Values
Throughput Rate per Day	tonnes	18,000
Total Ore to Leach Pad	M tonnes	67.4
Gold Grade (Average)	g/t	0.73
Silver Grade (Average)	g/t	14.5
Contained Gold	ounces	1,588,000
Contained Silver	ounces	31,506,000
Average Gold Recovery	%	62%
Average Silver Recovery	%	20%
Recovered Gold	ounces	980,000
Recovered Silver	ounces	6,189,000
Mine Life	years	10.4
Average Annual Gold Production	ounces	94,000
Strip Ratio	waste : ore	0.92
Initial Capex	US$ million	$134
Avg. Life of Mine Operating costs	$/t ore processed	$8.17
Total Cash Cost (net of by-product credits)[1]	$/oz Au	$490
All-In Sustaining Cost ("AISC")[1]	$/oz Au	$543
Pre -Tax - NPV (5% discount rate)	US$ million	$668
Pre-Tax IRR	%	82%
After-Tax - NPV (5% discount rate)	US$ million	$452
After-Tax IRR	%	62%
Payback	years	1.5

[1] Total cash cost and AISC are non-GAAP measures and are net of silver credits and includes royalties payable. See reference below regarding non-GAAP measures.
* All dollar amounts in US dollars

The updated Feasibility Study was conducted using a gold price of $1,600 per ounce and a silver price of $20 per ounce and is expressed in U.S. dollars.

Qualified Persons

The updated independent Feasibility Study technical report was overseen by KCA of Reno, NV and authored by Michael G. Hester, FAusIMM, Carl Defilippi, RM SME, Matthew Gray, Ph.D., C.P.G. (AIPG), and John Ward, Registered Geologist (AZ, CA), C.P.G. (AIPG), each of whom is an Independent Qualified Person under the definitions of NI 43-101. The scientific and technical information in this news release has been reviewed and approved by Messrs. Hester, Defilippi, Gray, and Ward.

Hans Smit, P.Geo., a consultant with Orla, has reviewed and approved all technical and scientific information contained in this news release and is a Qualified Person within the meaning of NI 43-101.

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Gold Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 160,000 hectares. The technical report for the 2021 Feasibility Study entitled "Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico" dated January 11, 2021 is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. Please refer to the "Cerro Quema Project – Pre-feasibility Study on the La Pava and Quemita Oxide Gold Deposits" dated August 15, 2014, which is also available on SEDAR at www.sedar.com.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Director, Investor Relations

www.orlamining.com
info@orlamining.com

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, the results of the feasibility study and mineral resource and mineral reserve estimates, expectations regarding the optimization of the oxide deposit and increase in mineral reserves, the expected material to be included in a future mine plan, and the Company's development, as well as its objectives and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, that there will be no material adverse change affecting the Company or its properties; that all required approvals, including Mexican antitrust (COFECE) approval, will be obtained; that political and legal developments will be consistent with current expectations; that currency and exchange rates will be consistent with current levels; and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: delays in or failure to receive Mexican antitrust (COFECE) approval, risks related to uncertainties inherent in the preparation of feasibility studies, including but not limited to, assumptions underlying the production estimates not being realized, changes to the cost assumptions made, variations in quantity of mineralized material, grade or recovery rates, changes to geotechnical or hydrogeological considerations failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to interest or tax rates, changes in project parameters, delays and costs inherent to consulting and accommodating rights of local communities, environmental risks, title risks, commodity price and exchange rate fluctuations, risks relating to COVID-19, delays in or failure to receive amended permits, including CUS, risks inherent in the estimation of mineral reserves and mineral resources, including but not limited to risks in interpreting drill results and that bulk density measurements, modelled metallurgical domains and metallurgical recoveries may not be representative; and risks associated with executing the Company's objectives and strategies, including costs and expenses, as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 23, 2020, available on www.sedar.com and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Non-GAAP Measures

The Company has included certain non-GAAP performance measures as detailed below. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers and the non-GAAP measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CASH COSTS PER OUNCE —

The Company calculated total cash costs per ounce by dividing the sum of operating costs, royalty costs, production taxes, refining and shipping costs, net of by-product silver credits, by payable gold ounces. While there is no standardized meaning of the measure across the industry, the Company believes that this measure is useful to external users in assessing operating performance.

ALL-IN SUSTAINING COSTS ("AISC") —

The Company has provided an AISC performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated June 27, 2013. Orla believes that this measure is useful to external users in assessing operating performance and the Company's ability to generate free cash flow from current operations. Subsequent amendments to the guidance have not materially affected the figures presented.

FREE CASH FLOW —

Free Cash Flow is a non-GAAP performance measure that is calculated as cash flows from operations net of cash flows invested in mineral property, plant and equipment and exploration and evaluation assets. Orla believes that this measure is useful to the external users in assessing the Company's ability to generate cash flows from its mineral projects.

Cautionary Note to U.S. Readers

We prepare our financial statements, which are incorporated by reference herein, in United States dollars and in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board which differs from US generally accepted accounting principles ("US GAAP") in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

The disclosure in this release uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada, and mineral reserve and mineral resource estimates are made in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council May 10, 2014, as amended (the "CIM Definition Standards"). NI 43-101 establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the United States Securities Exchange Commission (the "SEC") set forth in Industry Guide 7. Consequently, information regarding mineralization contained in this release is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC. In particular, the SEC's Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions used by the SEC in Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this release may not qualify as "reserves" under SEC standards. In addition, this release uses the terms "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" to comply with the reporting standards in Canada. The SEC does not currently recognize mineral resources and U.S. companies are generally not permitted to disclose mineral resources of any category in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves as defined in NI 43-101 or Industry Guide 7. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred resource could ever be mined economically. It cannot be assumed that all or any part of "measured mineral resources," "indicated mineral resources," or "inferred mineral resources" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported "measured mineral resources," "indicated mineral resources," or "inferred mineral resources" in this release is economically or legally mineable. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"). These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. If the Company ceases to be a foreign private issuer or lose its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definitions. U.S. investors are cautioned that while the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. For the above reasons, information contained in this release containing descriptions of our mineral reserve and mineral resource estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.